Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: February 7, 2022

The following transcript is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

CNBC SQUAWK BOX INTERVIEW WITH BARRY BIFFLE, TED CHRISTIE, BILL FRANKE

CORRESPONDENT: PHIL LEBEAU

FEBRUARY 7, 2022

BECKY QUICK:

Breaking news in the last half hour: Frontier Airlines buying Spirit Airlines. And we can see right now Spirit Airlines shares up by about 9.25% and Frontier shares, which were initially down, are up by about a penny right now too. Let’s get right over to Phil LeBeau. He has a Squawk Box exclusive interview. Phil?

PHIL LEBEAU:

A three person interview, Becky. Let’s bring in the three principals behind this merger of Frontier and Spirit. We’re talking about Barry Biffle, CEO of Frontier, Ted Christie, CEO of Sprit, and Bill Franke, who is the chairman of Frontier and also the managing partner at Indigo Partners, the parent of Frontier, the man who put this deal together. Bill, we’ve got a couple of questions for you as well. But Ted, I want to start first with you. How long have you guys been talking with Frontier about a potential deal?

TED CHRISTIE:

Good morning, Phil. It’s good to be here. An exciting day for Spirit, an exciting day for the airline industry, to be honest. And, you know, we’ve been working here for the latter part of last year is when this started in earnest. But I think what we can say is that this combination makes a lot of sense. It’s really good for consumers. It’s going to be good for shareholders. It’s going to be good for our teams. And for that reason, we’re really excited about it today.

PHIL LEBEAU:

Barry, I know you guys are calling this a merger of equals, but let’s be clear here. Frontier will have greater control, 51.5%. The share payout is going to the Spirit shareholders. When will you name a CEO? Have you guys already discussed that? Headquarters location? And frankly, what’s the name of the airline?

BARRY BIFFLE:

Well, Bill can speak to this, but look, a committee chaired by our chairman, Bill Franke, will actually decide that in due course. But I think what’s exciting for both shareholders is that everybody wins through this transaction. Consumers are going to win with a billion dollars in savings. Our shareholders win with $500 million in synergies. And our team members win with 10,000 more direct jobs in the next couple years, as well, thousand more with our business partners. So everyone’s going to win, but we will announce the headquarters brand and management team in due course.

PHIL LEBEAU:

Bill, I have a question for you, as the person who put this together. Surely, you’ve been around the block a time or two and you know that, with every administration, they look at these types of deals slightly differently than previous administrations. And right now, the Biden administration has taken a much more discerning view when it comes to potential mergers. How confident are you that this will get approval, that they will look at this and say, “Yeah, ultimately, we think this is good for the consumer”?

BILL FRANKE:

Well, you don’t want to get in-- you don’t want to get in front of yourself here, but it strikes me that this is the type of transaction that the administration should in fact support. It’s beneficial to the consumer. It’s beneficial to the employees, beneficial to the communities that the airlines serve. And at the end of the day, even on combination, these two airlines will control less than 10% of the market. So it’s not an overpowering event. And it takes place inside a market where 80% of the airline markets are controlled by four other airlines, American, Delta, United, and Southwest. And so as a consumer advocate, we believe that this is a transaction that should receive favorable oversight.

PHIL LEBEAU:

Barry, you guys have fleets that complement each other, all Airbus fleets. You guys have a big order with Airbus. Is that one of those synergies that you’re looking at and you’re saying, “Boy, on paper it makes a lotta sense for these two carriers to come together”?

BARRY BIFFLE:

Absolutely, Phil. You know, our combined fleet will be all Airbus. And so that makes this a lot easier from an integration perspective. But just the complementary business models overall make this very synerginisti— synergistic, and its benefits, as Bill said, to the consumer ‘cause we can focus on delivering more low fares to more people in more places.

PHIL LEBEAU:

Ted, we’ve talked in the past about where the market is right now. And you guys have been talking about a potential combination for almost a year, according to what you just told us here. How much as you were looking at this combination did you factor in the current market and the fact that in-- for the airline industry right now it’s-- it’s a tough period? While everybody’s optimistic about the future, it’s a very tough period here, let’s say for the next six months at least?

TED CHRISTIE:

Well, we get asked that question, or will be asked that question, “Why now?” And the answer I like to give is, “Why not?” I mean, this is a really fantastic combination, as Barry just said. We think it’s extremely complementary. There’s going be a lot of value to deliver to the consumers. This is not a regular airline merger. This is a completely different thing where you’ve got two low cost leaders getting together to figure out ways to drive more growth. And it’s going be extremely beneficial to a lotta constituents. And for that reason, we’re very, very excited about getting this thing across the goal line.

PHIL LEBEAU:

Bill, you’ve got a vast experience with both of these airlines. We talked about it when we had the news about— the merger and-- and what you guys are planning on doing. Is this it for you? Are you looking at this and saying, “All right, this is per-- perhaps the capstone of 20 years of working with low cost carriers here in the U.S. I think this is probably the top of what we can do in terms of putting these guys together”?

BILL FRANKE:

Yeah. Well, so just to put it in some context, Indigo has a significant and in fact control investments about five, six airlines around the world. And in this particular case we were, for many years, the controlling shareholder in Spirit. And then we moved after it became public, we moved over to Frontier and have created an airline there that, in combination with Spirit will create a very powerful market disruptive airline in the United States. And we think while it’s a fair— it’s fair to say it’s a capstone, it’s certainly not the end game, which is to enjoy the growth that we think is in front of the two airlines.

PHIL LEBEAU:

Can both of you speak to the price issue? Because, clearly, the big issue in Washington is going be whether prices remain low and can even go lower. Both of your airlines have been considered a pull, if you will, on the Deltas and Americans, and others of the world. And so the question I think in Washington is going to be whether that continues to be the case, whether it becomes whether you get a stronger argument or ultimately whether margins get compressed.

TED CHRISTIE:

Well, we think again, I’ll say it again. I think you’re making a great point. What’s fantastic about this combination is the two businesses are 100% aligned on their strategy, which is to continue to drive more stimulation with low fares. We’ve been doing that for the better part of 15 years here at Spirit. And Frontier’s been doing it for a long time as well. And so the two companies combined can do that even stronger and better than they could apart. And so, you know, we’re talking companies that, on average today, have an average fair of around $54. And so we do have a dramatic impact on the market. And we want to continue to do that. We’ve got a lot of growth combined ahead of us. And our objective is to continue to push for lower fares across the United States to stimulate more activity.

PHIL LEBEAU:

Ted Christie, CEO of Spirit Airlines, along with Barry Biffle, CEO of Frontier Airlines, and Bill Franke, from Indigo Partners, chair of Frontier Airlines, who will be chair of the new airline, who ultimately will be able to be the person to tell us where this airline will be based, the CEO, the name. Can’t wait to hear all about it, Bill. Thank you, gentlemen, for joining us this morning, a Squawk Box exclusive. Becky, I’ll send it back to you. By the way, take a look at shares of Spirit. They’re up about 9% I think you mentioned on word of this potential merger.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.